SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§240.13d-2(a)

(Amendment No. __)*

Synthesis Energy Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

871628103

(CUSIP Number)

Synthesis Energy Systems, Inc. Three Riverway, Suite 300 Houston, Texas 77056

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

June 13, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

___________________________

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS Donald P. Bunnell
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a)	X
(b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) IN
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	3,804,318
8.	SHARED VOTING POWER	0
9.	SOLE DISPOSITIVE POWER	3,804,318
10.	SHARED DISPOSITIVE POWER	0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,804,318 shares of common stock
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.9%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.01 (the “Common Stock”), of Synthesis Energy Systems, Inc., a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is Three Riverway, Suite 300, Houston, Texas 77056.

Item 2.

Identity and Background.

(a)

The name of the person filing this Schedule 13D is Donald P. Bunnell (“Bunnell”).

(b)

Bunnell’s business address is Three Riverway, Suite 300, Houston, Texas 77056.

(c)

Bunnell’s principal occupation is as the President and Chief Executive Officer – Asia Pacific of the Issuer.  The Issuer’s principal business is to build, own and operate coal gasification plants in the United States and China.  The address of the Issuer is Three Riverway, Suite 300, Houston, Texas 77056.

(d)

During the last five years, Bunnell has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)

During the last five years, Bunnell has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree or final order (i) enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or (ii) finding a violation with respect to such laws.

(f)

Bunnell is a citizen of the United States of America.

Item 3.

Source and Amount of Funds or Other Consideration.

Bunnell previously owned stock in Synthesis Energy Holdings, Inc., a Florida corporation (“Synthesis Florida”), which was formed, along with certain affiliated companies, to engage in the business of development and commercialization of U-GAS® technology.  On April 18, 2005, as a result of a merger and restructuring, Synthesis Florida became a wholly-owned subsidiary of the Issuer and Bunnell held 7,402,500 shares of the Common Stock.  The Issuer became a reporting company with the Securities and Exchange Commission (the “SEC”) on June 13, 2007. Each acquisition or disposition of Common Stock subsequent to the Issuer becoming a reporting company was reported on Form 4 in accordance with the rules promulgated by the SEC under Section 16 of the Securities Exchange Act of 1934, as amended.

Item 4.

Purpose of the Transaction.

Bunnell holds the Shares as reported herein for investment purposes.  Although Bunnell does not have any specific plans or proposals regarding the Issuer in his capacity as a stockholder, he will continue to evaluate all alternatives with respect to the Common Stock.  Bunnell has no plans or proposals which relate to, or may result in, any of the matters listed in 4(a)-(j) of Schedule 13D.

Item 5.

Interest in Securities of the Issuer.

(a)

Bunnell is the beneficial owner of 3,804,318 shares of Common Stock which represents 7.9% of the Common Stock.

(b)

Bunnell has the sole power to vote or to direct the vote of and the sole power to dispose of or to direct the disposition of 3,804,318 shares of Common Stock.  Bunnell shares the power to vote or to direct the vote of or to dispose or to direct the disposition of zero shares of Common Stock.

(c)

Bunnell has not engaged in any transaction involving the Common Stock during the past sixty days.

(d)

Not applicable.

(e)

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Bunnell, as an officer and director of the Issuer, is eligible to participate in the Issuer’s Amended and Restated 2005 Incentive Plan, as amended.

Item 7.

Material to be Filed as Exhibits.

1.

Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Exhibit 10.13 to the Amendment No. 3 to the Issuer’s Registration Statement (Registration No. 333-140367) on Form SB-2 filed on May 1, 2007).

2.

First Amendment to Synthesis Energy Systems, Inc. Amended and Restated 2005 Incentive Plan (incorporated by reference to Annex A to the Issuer’s Definitive Proxy Statement on Schedule 14A filed with the SEC on November 15, 2007).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 20, 2009

/s/ Donald P. Bunnell
DONALD P. BUNNELL